EXHIBIT 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
ANNOUNCEMENT OF POLL RESULTS OF
THE ANNUAL GENERAL MEETING HELD ON 25 JUNE 2009
CHANGES IN DIRECTORS

The Company is pleased to announce that all the Resolutions were duly passed at the AGM by way of poll.
Pursuant to the Resolutions, Mr. Liu Hai and Mr. Wu Houhui have ceased to be directors of the Company, and Mr Luo Qing and Mr. Li Liang were appointed as executive director and non-executive director, respectively, of the fifth session of the Board, all with effect from 25 June 2009.
Reference is made to the notice (“AGM Notice”) of Annual General Meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 8 May 2009 and the circular of the Company dated 8 May 2009 (the “Circular”). Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice and the Circular.
POLL RESULTS OF THE AGM
The board of directors of the Company (the “Board”) is pleased to announce that all the resolutions as set out in the AGM Notice (the “Resolutions”) were approved by the Shareholders by way of poll at the AGM. The poll results in respect of the Resolutions are as follows:

Number of votes and percentage
ORDINARY RESOLUTIONS		For	Against
1.	To review and approve the work report of the Board for 2008.	3,646,019,347 (99.998%)	82,700 (0.002%)

2.	To review and approve the work report of the Supervisory Committee of the Company for 2008.	3,646,013,297 (99.998%)	83,750 (0.002%)

3.	To review and approve the audited financial statements of the Company for 2008.	3,517,806,580 (99.998%)	82,700 (0.002%)

4.	To review and approve the proposed profits distribution of the Company for 2008.	3,645,994,347 (99.995%)	182,650 (0.005%)

5.	To review and approve the budget of the Company for 2009.	3,646,094,297 (99.998%)	82,700 (0.002%)

6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2009 and to authorise the Board and the Audit Committee to determinate its remuneration.	3,621,686,027 (99.325%))	24,595,970 (0.675%)

7.	To review and approve the appointment of PricewaterhouseCoopers as the international auditors to the Company for 2009 and to authorise the Board	3,622,595,127 (99.354%)	23,569,620 (0.646%)

Number of votes and percentage
ORDINARY RESOLUTIONS		For	Against
and the Audit Committee to determinate its remuneration.

8.	To review and approve the removal of Mr. Liu Hai as director of the fifth session of the Board.	3,634,437,782 (99.694%)	11,153,115 (0.306%)

9.	To review and approve the removal of Mr. Wu Houhui as director of the fifth session of the Board.	3,634,437,782 (99.694%)	11,153,115 (0.306%)

		Number of votes and percentage
10.	To elect two non-independent directors of the fifth session of the Board	For (By way of cumulative voting)	Against (By way of cumulative voting)

10.1	Mr. Luo Qing	3,642,955,547	2,615,350
		(99.928%)	(0.072%)

10.2	Mr. Li Liang	3,643,115,947	2,454,950
		(99.933%)	(0.067%)

Number of votes and percentage
SPECIAL RESOLUTIONS		For	Against
11.	To review and approve the proposed amendments to the Rules of Procedures of Meeting of the Board.	3,571,604,454 (99.996%)	147,700 (0.004%)

12.	To review and approve the proposed amendments to the Articles of Association	3,571,370,054 (99.989%)	383,650 (0.011%)

13.	To review and approve the proposed issue of Medium-Term Notes in the PRC.	3,646,039,247 (99.993%)	242,700 (0.007%)
Hong Kong Registrars Limited, the Company’s share registrar, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the issued share capital of the Company was 7,083,537,000 Shares.
The total number of Shares entitling the holders to attend and vote for or against the Resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Resolutions at the AGM.
CHANGES IN DIRECTORS
Pursuant to the Resolutions, Mr. Liu Hai and Mr. Wu Houhui have ceased to be directors of the Company. Each of Mr. Liu and Mr. Wu has confirmed that he has no disagreement in all aspects with the Company and there are no matters that need to be brought to the attention of the shareholders in relation to his removal. The Board would like to thank the above directors for their valuable contribution to the Company during their term of office.
Mr Luo Qing and Mr. Li Liang were appointed as executive director and non-executive director, respectively, of the fifth session of the Board, all with effect from 25 June 2009. For personal particulars of the above directors, please refer to the announcement of the Company dated 8 May 2009 and the Circular.
PAYMENT OF 2008 FINAL DIVIDEND
A final cash dividend of RMB 0.08 per share (inclusive of tax) will be distributed to all H shareholders whose names appeared on the register of members of H shares of the Company on 25 May 2009.
The Company would like to make the following statements in respect of the distribution of the Company’s final dividends:
Dividends payable to holders of H shares are calculated in RMB and paid in Hong Kong dollars based on the following formula:

Final Dividend in Hong Kong Dollars =	The RMB value of the final dividend

The average closing exchange rate of RMB to Hong Kong dollars as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared

In respect of the Company’s 2008 final dividends to be paid to holders of H shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared (which was 25 June 2009) was RMB1.00 to HK$1.134283. Therefore, the dividend per H share of the Company, being RMB 0.08, will be HK$0.09074.
Pursuant to the Corporate Income Tax Law of PRC and its implementing regulations (hereinafter collectively referred to as the “CIT Law”) which took effect on 1 January 2008, the tax rate of the corporate income tax applicable to the income of non-resident enterprise deriving from PRC is 10%. For this purpose, any H shares registered under the name of non-individual enterprise, including the H shares registered under the name of HKSCC Nominees Limited, other nominees or trustees, or other organizations and entities, shall be deemed as shares held by non-resident enterprise shareholders (as defined under the CIT Law). The Company will distribute the final dividend to non-residential enterprise shareholders subject to a deduction of 10% income tax withheld and paid by the Company on their behalf. The Company disclaims any liability in respect of any claims arising from any delay in, or inaccurate determination of the status of the shareholders or any disputes over the mechanism of withholding.
The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent (“Receiving Agent”) of the holders of H shares in Hong Kong to receive on behalf of the holders of H shares in Hong Kong dividends declared in respect of the H shares and to hold the same pending payment in trust for the holders of H shares. Dividends payable to holders of H shares will be paid by the Receiving Agent and dispatched on or before 24 July 2009. Dividends distributed to the holders of H shares by mail shall be posted at the risk of the recipients.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiang Dong
Company Secretary
Shenzhen, the PRC, 25 June 2009
As at the date of this announcement, the Board of the Company consists of:
Executive Directors
He Yuhua
Shen Yi
Luo Qing
Non-executive Directors
Cao Jianguo
Li Liang
Yu Zhiming
Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui